UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 7, 2025

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In the Matter of

**Australian Oilseeds Holdings Limited
126 – 142 Cowcumbla Street
Cootamundra Site 2:
52 Fuller Drive Cootamundra
PO Box 263 Cootamundra
Australia 2590**

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-278999

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Australian Oilseeds Holdings Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Australian Oilseeds Holdings Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 7, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief